SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PLURI INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

72942G 104

(CUSIP Number)

December 22, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 72942G 104

1.	Names of Reporting Persons Shayna LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 3,599,621
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,599,621
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,599,621
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.0%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	Based on 39,807,172 shares of Common Stock outstanding as reported in the Issuer’s report on Form 10-Q filed with the Securities and Exchange Commission on February 13, 2023.

Item 1(a).	Name of Issuer

Pluri Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

MATAM Advanced Technology Park, Building No. 5 Haifa, Israel 3508409.

Item 2(a).	Name of Person Filing

This Schedule is filed on behalf of each of the following Reporting Persons:

Shayna LP

Item 2(b).	Address of Principal Business Offices or, if None, Residence

The address of the Reporting Person is:

Shayna LP

CO Services, P.O. Box 10008

Willow House, Cricket Square

Grand Cayman, KY1-1001

Cayman Islands

Item 2(c).	Place of Organization.

Cayman Islands.

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

72942G 104

Item 3.	If the statement is being filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________________________________________________

Item 4.	Ownership

(a)	Amount beneficially owned:

3,599,621

(b)	Percent of class:

9.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2023	Shayna LP

/s/ Guy David Shantser
	Name:	Guy David Shantser
	Title:	General Partner

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).